Filed by Independence Realty Trust, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Steadfast Apartment REIT, Inc.

Commission File No.: 333-258871

On October 1, the following communication was provided to broker dealers and financial advisors of stockholders of Steadfast Apartment RIET, Inc.

Proxy Materials Now Available: Proposed STAR/IRT MergerNote: This is an operational email pertaining to a product in which one or more of your clients has invested. Dear Valued Partner:As you know, Steadfast Apartment REIT, Inc. (“STAR”) previously announced that it has entered into a merger agreement with Independence Realty Trust, Inc. (NYSE: IRT) pursuant to which STAR will merge into IRT with IRT surviving as the continuing public company. We wanted to let you know that we are in the process of mailing STAR investors the proxy statement/prospectus, which contains information regarding the transaction, along with instructions on how stockholders can vote on the transaction leading up to the Special Meeting of Stockholders on December 13, 2021.The STAR Board of Directors believes this is a very favorable transaction to STAR stockholders and recommends a vote in favor of the merger and additional proposals. We urge stockholders to complete, sign, date and mail their proxy cards or use the Internet as described in the voting instructions to vote. We believe the combination of IRT and STAR will create a stronger and more competitive operating platform through the integration of best practices from both companies. We have provided answers below to many of your anticipated questions about the merger, but if you have any additional questions, please feel free to contact Investor Relations at investorrelations@steadfastreit.com.Q. When will stockholders receive their proxy materials?The proxy materials are being mailed to STAR stockholders of record at the close of business on September 27, 2021, on or about October 4, 2021.Please find a link to the proxy statement, https://www.sec.gov/Archives/edgar/data/1585219/000119312521286812/d183700ddefm14a.htm. Q. Can I see a sample of what the proxy card looks like? Here is a sample proxy card: https://f.hubspotusercontent40.net/hubfs/8137544/Steadfast-Apartment-REIT-Proxy-Card.pdf The proxy card(s) your clients receive will have a control number specific to each account.Stockholders may authorize their proxy by telephone, Internet, mail or in person (virtually) by following the instructions detailed in the proxy materials.Q. What happens if my clients say they didn’t receive the proxy materials? Mediant Communications is handling the proxy solicitation. STAR clients should call Mediant Communications at (844) 391-3598 with inquiries regarding proxy materialsQ. When is the stockholder vote? STAR will have a special meeting of stockholders scheduled for December 13, 2021, where stockholders will be asked to approve the merger proposal. At the closing of the merger, STAR stockholders will become IRT stockholders. Q. What will stockholders receive when the merger is completed? The proposed merger is a “stock-for-stock” transaction, pursuant to which STAR stockholders would receive 0.905 shares of IRT common stock for each share of STAR common stock.STAR and IRT stockholders will each have an opportunity to vote on the merger. If the majority of STAR’s outstanding shares and a majority of the votes cast by IRT stockholders vote in favor of the merger, the REITs will merge, subject to certain closing conditions.Q. Where can I find out more about the merger? We have posted an investor presentation on the Steadfast REIT’s website at www.steadfastliving.com/investors/news that summarizes key elements of the agreements and the strategic benefits of the merger. Forward-Looking StatementsThe information herein contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which STAR and IRT operate and beliefs of and assumptions made by STAR and IRT management, involve uncertainties that could significantly affect the financial results of STAR or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to certain actions to be taken by STAR and IRT in connection with the closing of the merger and anticipated benefits of the merger. All statements that address financial and operating performance, events or developments that STAR expects or anticipates will occur or be achieved in the future are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although STAR and IRT believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, neither STAR nor IRT can give any assurances that such expectations will be attained. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with: STAR’s and IRT’s ability to complete the merger on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approvals and lender consents and satisfaction of other closing conditions to consummate the merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; risks related to diverting the attention of STAR and IRT management from ongoing business operations; failure to realize the expected benefits of the merger; significant transaction costs and/or unknown or inestimable liabilities; the risk of stockholder litigation in connection with the proposed merger, including resulting expense or delay; the risk that STAR’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the merger; effects relating to the announcement of the merger or any further announcements or the consummation of the merger on the market price of IRT common stock; the possibility that, if IRT does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial analysts or investors, the market price of IRT common stock could decline; the value of STAR could decline; general adverse economic and local real estate conditions; the inability of residents to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; local real estate conditions; adverse changes in financial markets that result in increases in interest rates and reduced availability and increased costs of capital; increases in operating costs and real estate taxes; changes in the dividend policy for IRT common stock or IRT’s ability to pay dividends; changes in the distribution policy for STAR or STAR's ability to pay distributions; impairment charges; unanticipated changes in IRT’s intention or ability to prepay certain debt prior to maturity; pandemics or other health crises, such as coronavirus disease 2019 (COVID-19) and its variants; and other risks and uncertainties affecting STAR and IRT, including those described from time to time under the caption “Risk Factors” and elsewhere in STAR’s and IRT’s SEC filings and reports, including IRT’s Annual Report on Form 10-K for the year ended December 31, 2020, STAR’s Annual Report on Form 10-K for the year ended December 31, 2020, and future filings and reports by either company. Moreover, other risks and uncertainties of which STAR and IRT are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by STAR and IRT on their respective websites or otherwise. Neither STAR nor IRT undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.Additional Information and Where to Find ItIn connection with its announced merger transaction with STAR, on August 17, 2021 IRT filed with the SEC a registration statement on Form S-4, which was amended on September 28, 2021 and has been declared effective by the SEC, to register the shares of IRT Common Stock to be issued in connection with the proposed merger transaction. The registration statement includes a joint proxy statement of IRT and STAR that also constitutes a prospectus of IRT, which joint proxy statement/prospectus, has been mailed or otherwise disseminated to IRT stockholders and STAR stockholders. INVESTORS AND SECURITY HOLDERS OF IRT AND STAR ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders can obtain free copies of these documents and other documents filed with the SEC by IRT and/or STAR through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by IRT will be available free of charge on IRT’s internet website at http://www.irtliving.com or by contacting IRT’s Investor Relations Department by email at IRT@edelman.com or by phone at +1-917-365-7979. Copies of the documents filed with the SEC by STAR will be available free of charge on STAR’s internet website at http://www.steadfastliving.com or by contacting STAR’s Investor Relations Department by phone at +1-888-223-9951.Participants in SolicitationIRT, STAR, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the announced merger transaction. Information about the directors and executive officers of IRT is set forth in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 18, 2021, and its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 29, 2021. Information about the directors and executive officers of STAR is set forth in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 12, 2021, and in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on June 14, 2021. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement of IRT and STAR that also constitutes a prospectus of IRT and other relevant materials to be filed with the SEC when they become available.No Offer or SolicitationThis communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.? Contact Investor Relations at (877) 525-7264or via email at